Exhibit 99.2

November 19, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER ANNOUNCES AGREEMENT WITH MACA LIMITED IN
CONNECTION WITH ACQUISITION OF BEADELL RESOURCES

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) announces that it has reached an agreement (the “Agreement”) with MACA Limited (“MACA”) on modifications to MACA’s outstanding loan (the “Loan”) due from Beadell Resources Limited (“Beadell”). As noted in the press release dated September 23, 2018 announcing Great Panther’s friendly acquisition of Beadell (the “Acquisition”), closing of the transaction is conditional on receipt of certain approvals and consents on terms acceptable to Great Panther, the Loan being among these.

“We are pleased that we have reached an agreement with MACA, who has been very supportive of this process”, stated James Bannantine, President and CEO of Great Panther. “This Agreement means Great Panther has the flexibility to use its strong balance sheet to meet all scheduled debt repayments and provide the working capital required to manage through the Tucano Mine’s lower grade profile in the first half of 2019. We can also fund Beadell’s near term exploration and growth initiatives aimed at increasing the Tucano life of mine and net present value. Completion of the Acquisition will result in the emergence of an intermediate precious metals producer with production platforms in three key Latin American jurisdictions.”

Under its original terms, the Loan becomes due and payable on a change of control of Beadell, absent MACA’s consent to the change of control. Under the Agreement, MACA has agreed to consent to the change of control and keep the Loan in place with a term to June 2022 and the following amendments with effect from closing of the Acquisition (the “Completion Date”):

(All dollar amounts in millions of Australian (“A”) dollars)	Original Loan	As Amended
Principal Amount	A$54.7	A$54.7
% of the net cash proceeds from any third-party debt or equity financing required to be paid to MACA and applied against the outstanding balance of the Loan	30%	10%
% of the net proceeds from any exercise of warrants required to be paid to MACA and applied against the outstanding balance of the Loan	30%	20%
Principal repayment of Loan during 2019	A$12.0	A$16.5
Ultimate parent guarantee	Full balance	First A$6.0 of repayments
Principal repayment of Loan during 2020	A$18.0	A$18.0
Conversion right	100% of Loan[1]	A$15.0[2]

1.	Conversion subject to shareholder approval
2.	MACA’s conversion right under the amended terms provides for a limit of A$5 million in each quarter following Completion Date at a 5% discount to the 20-day volume weighted average price. Any principal amount of the Loan which is converted to Great Panther shares will reduce the outstanding balance of the loan, with 50% to be applied to reduce the remaining monthly payments on a pro-rata basis with the exception of the A$6 million guaranteed payments.

Great Panther will have no liability in relation to the Loan until the Completion Date.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.  Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine.  The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018.  In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell Resources Limited.  The closing of this transaction will create a new emerging intermediate and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include, but are not limited to, statements with respect to the timing and completion of the Acquisition, Great Panther’s ability to make payments to MACA under the terms of the Loan, and any potential conversion of the Loan to equity of Great Panther.

These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Assumptions upon which forward looking statements relating to the Acquisition have been made include that Beadell and Great Panther will be able to satisfy the conditions in the Agreement, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of Beadell and Great Panther, and that all required third party, regulatory and government approvals will be obtained.

Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Beadell and Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of: Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.comand reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free:     1 888 355 1766

Tel:           +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com